Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three and six months ended

February 28, 2026 and 2025

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	February 28, 2026	August 31, 2025
Assets
Current assets
Cash		$26,026	$7,770
Amounts receivable	4	8,588	3,818
Prepayments and other assets	5	926	1,237
Inventories	6	20,008	13,018
Total current assets		55,548	25,843
Other long-term assets	4	5,048	3,916
Mineral property, plant and equipment	7	97,771	87,493
Total assets		$158,367	$117,252
Liabilities
Current liabilities
Amounts payable and accrued liabilities		$11,765	$18,164
Income tax payable	8	9,679	753
Current portion of deferred revenue	9	-	3,408
Current portion of lease liabilities	10	1,462	1,201
Current portion of borrowings	11	540	-
Derivative financial instrument liabilities	12	-	1,011
Total current liabilities		23,446	24,537
Lease liabilities	10	1,438	1,606
Deferred income tax liability	8	18,114	15,670
Borrowings	11	1,722	-
Provision for reclamation		1,221	1,151
Total liabilities		45,941	42,964
Equity
Share capital	14	222,917	168,001
Share-based payments reserve	15	6,911	8,778
Warrants reserve	16	1,062	1,700
Accumulated deficit		(145,750)	(121,206)
Equity attributable to shareholders		85,140	57,273
Non-controlling interest	17	27,286	17,015
Total equity		112,426	74,288
Total equity and liabilities		$158,367	$117,252

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended February 28,		Six months ended February 28,
	Note	2026	2025	2026	2025

Revenue	22	$34,072	$9,107	$59,189	$21,635

Cost of sales
Production costs		(8,694)	(5,790)	(16,718)	(11,636)
Royalty		(2,323)	(593)	(4,092)	(1,535)
Depreciation		(2,003)	(580)	(3,112)	(1,486)
Total cost of sales		(13,020)	(6,963)	(23,922)	(14,657)
Gross profit		21,052	2,144	35,267	6,978
General and administrative expenses	19	(5,006)	(3,386)	(6,697)	(4,811)
Change in fair value of derivative financial instruments	12	(23,521)	839	(30,521)	1,658
Foreign exchange gains (losses)		245	(76)	(413)	(153)
Interest and other expenses	20	(205)	(1,320)	(539)	(1,641)
(Loss) income before tax		(7,435)	(1,799)	(2,903)	2,031
Income tax expense	8	(6,342)	(142)	(11,370)	(1,835)
Net (loss) income and comprehensive (loss) income		$(13,777)	$(1,941)	$(14,273)	$196

Net (loss) income and comprehensive (loss) income attributable to:
Shareholders		$(20,376)	$(2,521)	$(24,544)	$(1,540)
Non-controlling interest		6,599	580	10,271	1,736
Net (loss) income and comprehensive (loss) income		$(13,777)	$(1,941)	$(14,273)	$196

Basic and diluted loss per share	13	$(0.07)	$(0.01)	$(0.08)	$(0.01)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non-controlling interest	Total equity

Balance at August 31, 2024	280,190,736	$165,945	$9,151	$1,700	$(121,893)	$54,903	$11,136	$66,039
Shares issued for share-based payments (Note 15)	1,909,928	802	(802)	—	—	—	—	—
Share-based compensation expense (Note 15)	—	—	1,513	—	—	1,513	—	1,513
Witholding tax impact on share-based payments	—	—	(219)	—	—	(219)	—	(219)
Net (loss) income for the period	—	—	—	—	(1,540)	(1,540)	1,736	196
Balance at February 28, 2025	282,100,664	$166,747	$9,643	$1,700	$(123,433)	$54,657	$12,872	$67,529
Shares issued for share-based payments (Note 15)	2,761,231	1,254	(1,254)	—	—	—	—	—
Share-based compensation expense (Note 15)	—	—	948	—	—	948	—	948
Witholding tax impact on share-based payments	—	—	(559)	—	—	(559)	—	(559)
Net income for the period	—	—	—	—	2,227	2,227	4,143	6,370
Balance at August 31, 2025	284,861,895	$168,001	$8,778	$1,700	$(121,206)	$57,273	$17,015	$74,288
Shares issued for share-based payments (Note 15)	2,619,812	1,162	(1,162)	—	—	—	—	—
Share-based compensation expense (Note 15)	—	—	1,080	—	—	1,080	—	1,080
Shares issued for cash (Notes 14 and 15)	19,408	16	—	—	—	16	—	16
Stock options exercised (Notes 14 and 15)	3,529,440	1,923	(913)	—	—	1,010	—	1,010
Warrants exercised (Notes 14 and 15)	34,652,309	53,204	—	(638)	—	52,566	—	52,566
Fees paid to brokers (Notes 14 and 15)	—	(1,389)	—	—	—	(1,389)	—	(1,389)
Witholding tax impact on share-based payments	—	—	(872)	—	—	(872)	—	(872)
Net (loss) income for the period	—	—	—	—	(24,544)	(24,544)	10,271	(14,273)
Balance at February 28, 2026	325,682,864	$222,917	$6,911	$1,062	$(145,750)	$85,140	$27,286	$112,426

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Six months ended February 28,
	Note	2026	2025

Operating
Net (loss) income		$(14,273)	$196
Adjustments for items not involving cash:
Non-cash items	24	33,726	5,616
Changes in non-cash working capital:
Increase in amounts receivable		(4,770)	(320)
Increase in inventories		(6,990)	(2,838)
Decrease in prepaid and other assets		922	144
(Decrease) increase in amounts payable and accrued liabilities		(4,674)	2,450
Increase (decrease) in income tax payable		8,926	(845)
Cash provided by operating activities		$12,867	$4,403

Investing
Exploration and evaluation assets and expenditures		$(292)	$(570)
Purchase of mineral property, plant and equipment		(14,852)	(4,923)
Increase in other long-term assets		(1,132)	(125)
Cash used in investing activities		$(16,276)	$(5,618)

Financing
Borrowings		$2,262	$-
Financing costs paid		-	(378)
Proceeds from warrants exercised net of fees		19,645	-
Proceeds from stock options exercised		1,010	-
Proceeds from shares issued for cash	14	16	-
Withholding taxes on settlement of share-based payments		(872)	(219)
Lease payments	10	(809)	(517)
Cash provided by (used in) financing activities		$21,252	$(1,114)

Net increase (decrease) in cash		$17,843	$(2,329)
Cash and cash equivalents at beginning of the period(1)		7,770	8,331
Exchange gain/(loss) on cash and cash equivalents		413	-
Cash and cash equivalents at end of the period(1)		$26,026	$6,002

(1)	Cash and cash equivalents are net of bank overdrafts ($nil at February 28, 2026; $nil at August 31, 2025; $1.0 million at February 28, 2025 and $nil at August 31, 2025). See Note 11.

Taxes paid in cash	$-	$994
Interest paid on leases	$182	$158

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). On March 27, 2025, the Company completed its continuance from the jurisdiction of the Province of Alberta into the Province of British Columbia under the Business Corporations Act (British Columbia) (“Continuance”). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

Subsequent to the Continuance, the Company’s registered office is 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, Canada. The Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all disclosures required by IFRS Accounting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2025.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on April 10, 2026.

b)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 21. All amounts in these interim condensed consolidated financial statements are presented in United States dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars.

3.	Material accounting policies, judgements and estimates

The accounting policies, judgements, and estimates applied in these unaudited interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2025.

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Future changes in accounting policies not yet effective in the current period

Presentation and Disclosure in Financial Statements (IFRS 18)

On April 9, 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”) to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces significant changes to the structure of a company’s income statement and transparency in the presentation of management's non-IFRS performance measures and less aggregation of items into large and single numbers. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The Company will adopt the amendment on the date it becomes effective and based on the currently available information. The Company is currently evaluating the impact of the amendment on its consolidated financial statements prior to the effective date of January 1, 2027

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted.

The Company will apply the amendments in its financial statements beginning September 1, 2026.

4.	Amounts receivable

	February 28, 2026	August 31, 2025
Receivable from precious metal sales	$13	$20
Sales tax receivable(1)	11,876	7,246
Other	1,747	468
Other receivable	13,636	7,734
Less: Long-term portion	(5,048)	(3,916)
Total amounts receivable	$8,588	$3,818
(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

The Company held no collateral for any receivables. During the three and six months ended February 28, 2026, the Company recovered VAT refunds from the TRA of $0.3 million and $0.3 million, respectively (2025 – $0.9 million and $1.8 million, respectively).

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

5.	Prepayments and other assets

	February 28, 2026	August 31, 2025
Prepaid expenses	$708	$1,019
Deferred financing costs	218	218
Total prepayments and other assets	$926	$1,237

6.	Inventories

	February 28, 2026	August 31, 2025
Ore stockpile	$14,148	$9,088
Gold in circuit	885	988
Gold doré	42	11
Total precious metals inventories	15,075	10,087
Supplies	4,933	2,931
Total inventories	$20,008	$13,018

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure(2)	Machinery and equipment(3)	Right-of-use assets	Other(4)	Total
Cost
As at August 31, 2025	$3,194	$52,918	$34,510	$3,044	$5,047	$353	$99,066
Additions	292	6,285	6,589	1,048	108	251	14,573
As at February 28, 2026	3,486	59,203	41,099	4,092	5,155	604	113,639
Accumulated depreciation
As at August 31, 2025	$-	$6,143	$2,923	$1,509	$896	$102	$11,573
Depreciation	-	3,110	374	317	484	10	4,295
As at February 28, 2026	-	9,253	3,297	1,826	1,380	112	15,868
Net book value
As at August 31, 2025	$3,194	$46,775	$31,587	$1,535	$4,151	$251	$87,493
As at February 28, 2026	3,486	49,950	37,802	2,266	3,775	492	97,771

(1)	Represents exploration and evaluation expenditures related to the Anfield and Stamford Bridge deposits on the Buckreef property.
(2)	Includes construction in progress of $9.4 million (August 31, 2025 - $3.7 million).
(3)	Includes automotive and computer equipment and software.
(4)	Includes leasehold improvements.

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

8.	Income tax

Taxation on income comprises current and deferred income tax. Current income tax is generally the expected tax payable on the taxable income for the year calculated using rates enacted or substantively enacted at the statements of financial position date in the countries where the Company’s subsidiaries operate and generate taxable income.

The corporate income tax rate in Tanzania remained unchanged from the prior year at 30%. Under Tanzanian tax legislation, a company may utilize tax loss carry forwards to offset up to 60% (2025 - 60%) of taxable income in a given year, with the remaining 40% (2025 - 40%) subject to income tax at the statutory rate of 30%. Accordingly, until tax loss carry forwards are fully utilized, Buckreef Gold Company Limited (“Buckreef”) is subject to an effective income tax rate of approximately 12% (2025 - 12%).

During the six months ended February 28, 2026, Buckreef fully utilized its remaining Tanzanian tax loss carry forwards of approximately $1.9 million.

Deferred income tax is recognized using the liability method, based on temporary differences between consolidated financial statements carrying amounts of assets liabilities and their respective income tax bases. The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

The components of income tax expenses are recorded as follows

	Three months ended February 28,		Six months ended February 28,
	2026	2025	2026	2025
Current income tax expense (recovery)	$5,802	$(275)	$8,926	$127
Deferred tax expense	540	417	2,444	1,708
Net income tax expense	$6,342	$142	$11,370	$1,835

9.	Deferred revenue

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. (“Auramet Gold Prepayment Facility”) through which Buckreef may, at its discretion, sell up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to delivery, on a revolving basis for a one-year term.

On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold for three months.

On January 26, 2026, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of $8.0 million of gold, on a revolving basis for a one-year term.

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Amount
As at August 31, 2025	$3,408
Drawdown	24,170
Accretion of deferred revenue (Notes 20 and 24)	87
Revenue recognized	(27,665)
As at February 28, 2026	$-

As at February 28, 2026, the Company had nil gold ounces outstanding under the Auramet Gold Prepayment Facility.

10.	Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company’s lease liabilities are primarily comprised of mobile and other equipment for use in Buckreef’s mining operations.

The carrying amounts of lease liabilities and movements during the period were:

Amount
As at August 31, 2025	$2,807
Additions	720
Accretion of lease liabilities (Note 24)	182
Lease payments	(809)
As at February 28, 2026	$2,900

	February 28, 2026	August 31, 2025
Current portion of lease liabilities	$1,462	$1,201
Lease liabilities	1,438	1,606
Balance at end of period	$2,900	$2,807

The following amounts are recognized in the statement of (loss) income and comprehensive (loss) income:

	Three months ended February 28,		Six months ended February 28,
	2026	2025	2026	2025
Depreciation expense for right-of-use assets (Note 7)	$242	$224	$484	$386
Accretion of lease liabilities (Note 24)	94	88	182	158
Total amount	$336	$312	$666	$544

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

As at February 28, 2026, the Company had the following lease commitments:

Amount
Not later than one month	$158
Later than one month and not later than three months	286
Later than three months and not later than one year	1,285
Later than one year and not later than five years	1,478
Total undiscounted lease commitments	$3,207

As at February 28, 2026, the carrying value of right-of-use assets amounted to $3.8 million (August 31, 2025 - $4.2 million). Equipment under lease contracts are depreciated over their useful lives as the purchase prices at the end of the lease terms are immaterial.

11.	Borrowings

	February 28, 2026	August 31, 2025
Current portion of borrowings	$540	$-
Borrowings	1,722	-
Total borrowings	$2,262	$-

During the first quarter 2026, the secured debt facility with Stanbic Bank Tanzania Limited (“Stanbic Facility”), which consists of a $5.0 million overdraft facility (“Overdraft Facility”) to support working capital requirements and a $4.0 million vehicle and asset financing facility (“VAF facility”) for the purchase of machinery, equipment and vehicles was amended by reducing the $5.0 million overdraft facility to $4.0 million and increasing the VAF facility from $4.0 million to $5.0 million.

The Overdraft Facility bears interest on any outstanding drawings at the United States Federal Funds Target Rate Midpoint plus a margin within a range of 4.10% to 4.13% with a floor rate of 9.5%, payable on a monthly basis. The Overdraft Facility is repayable on demand with a maximum tenor of twelve months.

The VAF Facility bears interest on any outstanding drawings at the three-month Secured Overnight Financing Rate(“SOFR”) plus a margin within a range of 4.10% to 4.9% with a floor rate of 9.5%, payable on a monthly basis. Principal repayments on the VAF Facility is generally repayable equally over 36 months from the date of drawdown.

As of February 28, 2026, $nil of the Overdraft Facility was drawn, and $2.3 million of the VAF facility was drawn. The VAF facility is secured by the underlying asset.

12.	Derivative financial instrument liabilities

	February 28, 2026	August 31, 2025
Derivative warrant liabilities	$-	$1,011
Total derivative financial instrument liabilities	$-	$1,011

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

a)	Derivative warrant liabilities

Amount
As at August 31, 2025	$1,011
Change in fair value	32,106
Warrants expired	(1,585)
Warrants exercised	(31,532)
As at February 28, 2026	$-

During the three and six months ended February 28, 2026, the Company recognized a loss on fair value remeasurement of derivative warrant liabilities of $23.5 million and $30.5 million, respectively (2025 – gain of $0.8 million and $1.7 million, respectively), which has been recorded in the consolidated statements of (loss) income.

During the period, derivative warrant liabilities were fully extinguished as a result of:

•	the exercise of 34.7 million warrants by holders, resulting in the issuance of common shares of the Company; and
•	the expiry of 1.5 million unexercised warrants.

Upon exercise, the carrying value of the related derivative warrant liabilities was reclassified to share capital together with the cash proceeds received. Upon expiry, the carrying value of the derivative warrant liabilities was derecognized in accordance with the Company’s accounting policy in the consolidated statements of (loss) income.

As at February 28, 2026, the Company had no outstanding derivative warrant liabilities (August 31, 2025: $1.0 million).

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	February 28, 2026	August 31, 2025
Share price	$0.96 - $1.83	$0.39
Risk-free interest rate	0.00% - 3.73%	3.70% - 4.01%
Dividend yield	0%	0%
Expected volatility	0% - 81%	42% - 44%
Remaining term (in years)	0.0 – 1.0	0.5 - 1.4

The fair value is classified as Level 3 as expected volatilities are determined using adjusted historical volatilities and were therefore not an observable input.

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

13.	Loss per share

	Three months ended February 28,		Six months ended February 28,
	2026	2025	2026	2025
Net loss attributable to shareholders	$(20,376)	$(2,521)	$(24,544)	$(1,540)
Weighted average number of common shares for basic EPS(1)	309,346,357	293,529,403	302,086,119	292,593,795
Weighted average number of common shares for diluted EPS(1)	309,346,357	293,529,403	302,086,119	292,593,795
(1)	The weighted average number of common shares for basic and diluted EPS include 6.2 million of vested, but unissued, gross common shares relating to share-based compensation.

For the three and six months ended February 28, 2026 and corresponding periods ended February 28, 2025, all outstanding options to purchase shares of common stock and restricted share units were excluded from the respective computations of diluted loss per share, as the Company was in a net loss position, and all potentially dilutive instruments were anti-dilutive and therefore not included in the calculation of diluted net loss per share.

14.	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares having no par value and preferred shares issuable in series (issued - nil). The Company does not currently pay dividends, and entitlement will only arise upon declaration.

For the three and six months ended February 28, 2026, the Company issued 19,408 and 19,408 (2025 – nil and nil, respectively) common shares, respectively for cash proceeds of $0.02 million.

As at February 28 2026, there were 325,682,864 issued and outstanding shares (August 31, 2025 – 284,861,895).

15.	Share-based payments reserve

The Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which was approved by the shareholders on August 16, 2019. The Omnibus Plan was subsequently updated and approved by the shareholders on February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”).

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan. Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Share-based compensation expense including withholding tax paid for the three and six months ended February 28, 2026 totaled $1.9 million and $2.2 million, respectively (February 28, 2025 – $1.3 million and $1.5 million, respectively).

For the three and six months ended February 28, 2026, the Company issued 2,268,241 and 2,619,812 common shares, respectively (2025 - 1,390,713 and 1,909,928, respectively) relating to shares issued for services, contract share awards and exercise of RSUs. Upon issuance, $1 million and $1.2 million, respectively (2025 – $0.4 million and $0.8 million, respectively) was recognized in share capital for the three and six months ended February 28, 2026.

As at February 28, 2026, the Company had 14,410,429 (August 31, 2025 – 6,742,580) share awards available for issuance under the Omnibus Equity Incentive Plan.

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2025	4,424,000	CAD $0.41
Exercised(1)(2)	(3,575,000)	CAD $0.41
Balance – February 28, 2026	849,000	CAD $0.41

(1) The weighted average share price at the time of the option exercise was C$1.55.

(2) Of the 3,575,000 stock options exercised, 175,000 stock options were exercised cashless resulting in 129,440 common shares being issued.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	329,000	329,000	October 11, 2026	0.6
C$0.43	420,000	420,000	September 29, 2026	0.6
C$0.35	100,000	100,000	January 2, 2027	0.8
C$0.41(1)	849,000	849,000		0.6	(1)

(1)  Total represents weighted average.

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2025	10,500,000	$0.45
Granted	1,503,220	$0.92
Forfeited	(120,000)	$0.36
Exercised(1)(2)	(80,000)	$0.36
Balance – February 28, 2026	11,803,220	$0.51

(1) The weighted average share price at the time of the option exercise was $1.39.

(2) Of the 80,000 stock options exercised, 80,000 were exercised cashless resulting in 50,179 common shares being issued.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	5,500,000	4,400,000	August 17, 2027	1.5
USD $0.45	2,400,000	1,440,000	August 28, 2028	2.5
USD $0.92	1,503,220	501,073	January 8, 2029	2.9
USD $0.36	2,400,000	960,000	December 24, 2029	3.8
USD $0.51(1)	11,803,220	7,301,073		2.3	(1)

(1)  Total represents weighted average.

For the three and six months ended February 28, 2026, share-based compensation expense related to stock options totaled $0.2 million and $0.3 million, respectively (2025 – $0.2 million and $0.3 million, respectively).

b)	Restricted Share Units

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2025	5,407,926
Granted	1,877,604
Forfeited	(419,292)
Exercised	(933,620)
Balance – February 28, 2026	5,932,618

For the three and six months ended February 28, 2026, share-based payment expenses related to RSUs totaled $0.6 million and $0.7 million, respectively (2025 – $1.0 million and $1.1 million, respectively).

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2025	36,190,769	$0.62	0.9
Warrants exercised	(34,652,309)	$0.61	0.0
Warrants expired	(1,538,460)	$0.80	0.0
Balance – February 28, 2026	-	-	-

During the six months ending February 28, 2026, a total of 34,652,309 warrants were exercised at a weighted average exercise price of $0.61 per warrant, resulting in cash proceeds of approximately $21.0 million and the Company paid broker fees of $1.4 million. Upon exercise, the related fair values previously recognized in the warrants reserve and derivative financial instrument liability were reclassified to share capital.

In addition, 1,538,461 warrants expired unexercised during the period. The associated amount recorded in the warrants reserve continued to be recognized in the Warrant Reserve within equity in accordance with the Company’s accounting policy.

As at February 28, 2026, the Company had no warrants outstanding (August 31, 2025 – 36,190,769).

17.	Non-controlling interest

The changes to non-controlling interest are as follows:

	February 28, 2026	August 31, 2025
Balance at beginning of period	$17,015	$11,136
Non-controlling interest’s 45% share of Buckreef’s comprehensive income	10,271	5,879
Balance at end of period	$27,286	$17,015

Summarized financial information for Buckreef is disclosed below:

	Three months ended February 28,		Six months ended February 28,
Income Statement	2026	2025	2026	2025
Revenue	$34,072	$9,107	$59,189	$21,635
Depreciation	2,003	580	3,112	1,486
Accretion expense	215	237	426	425
Income tax expense	6,342	142	11,370	1,835
Comprehensive income for the period	14,666	1,289	22,825	3,857

Statement of Financial Position	February 28, 2026	August 31, 2025
Current assets	$32,107	$21,223
Non-current assets	100,640	89,368
Current liabilities	(20,853)	(21,398)
Non-current liabilities	(22,405)	(18,428)
Advances from parent, net	(22,494)	(26,567)

16

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

	Six months ended February 28,
Statement of Cash Flows	2026	2025
Cash provided by operating activities	$19,019	$7,459
Cash used in investing activities	(16,710)	(5,773)
Cash used in financing activities	(2,822)	(1,240)

18.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended February 28,		Six months ended February 28,
Directors and key management personnel	2026	2025	2026	2025
Remuneration	$1,534	$960	$1,985	$1,326
Share-based compensation expense	763	1,062	932	1,155
Incremental withholding tax on share-based compensation paid	1,107	-	1,107	-
Total directors and key management personnel	$3,404	$2,022	$4,024	$2,481

During the three and six months ended February 28, 2026, $0.2 million and $0.3 million for stock options granted to key management personnel was expensed, respectively (2025 – $0.2 million and $0.3 million, respectively) and $0.5 million and $0.6 million for RSUs granted to directors and key management personnel including incremental withholding tax on share-based compensation paid was expensed, respectively (2025 – $0.8 million and $0.8 million, respectively).

During the three and six months ended February 28, 2026, $1.1 million and $1.1 million related to common share awards granted to key management personnel pursuant to their employment contracts including incremental withholding tax on share-based compensation paid was expensed, respectively (2025 – $0.1 million and $0.1 million, respectively).

As of February 28, 2026, 3.5 million common shares vested from share-based compensation have yet to be issued.

During the three and six months ended February 28, 2026, Buckreef recognized expenses of $0.2 million and $0.3 million related to loans provided by its parent, respectively (2025 – $nil and $0.1 million, respectively).

17

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

19.	General and administrative expenses

	Three months ended February 28,		Six months ended February 28,
	2026	2025	2026	2025
Directors’ fees (Note 18)	$101	$79	$192	$143
Insurance	51	59	103	120
Office and general	65	68	113	128
Shareholder information	325	214	544	365
Professional fees	380	233	626	402
Salaries and benefits (Note 18)	1,940	1,202	2,488	1,679
Consulting	118	181	294	396
Share-based compensation expense (Notes 15 and 18)	844	1,273	1,080	1,429
Incremental withholding tax on share-based compensation paid (Note 18)	1,107	-	1,107	-
Travel and accommodation	51	60	107	112
Depreciation	15	14	29	29
Other	9	3	14	8
Total general and administrative expenses	$5,006	$3,386	$6,697	$4,811

20.	Interest and other expenses

	Three months ended February 28,		Six months ended February 28,
	2026	2025	2026	2025
Accretion of provision for reclamation (Note 24)	$36	$36	$71	$71
Accretion of lease liabilities (Notes 10 and 24)	94	88	182	158
Accretion of deferred revenue (Notes 9 and 24)	28	114	87	196
Interest on borrowings	41	-	62	-
Financing costs expensed	9	113	76	113
Share issuance costs expensed	-	711	-	711
VAT written-off	2	20	2	20
Other	(5)	238	59	372
Total interest and other expenses	$205	$1,320	$539	$1,641

18

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

21.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at February 28, 2026 and August 31, 2025:

	February 28, 2026	August 31, 2025
Financial Assets
Measured at amortized cost
Amounts receivable	$8,588	$3,818
Measured at fair value through profit or loss
Cash	26,026	7,770

Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	11,765	18,164
Borrowings	2,262	-
Measured at fair value through profit or loss
Derivative financial instrument liabilities	-	1,011

Cash and derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable, amounts payable, and borrowings are classified as measured at amortized cost. The carrying value of the Company’s amounts receivable, amounts payable, and borrowings approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at February 28, 2026 and August 31, 2025, cash was classified as Level 1 and derivative financial instruments (Note 12) were classified as Level 3 under the fair value hierarchy.

19

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

22.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended February 28,		Six months ended February 28,
Revenue	2026	2025	2026	2025
Tanzania	$34,072	$9,107	$59,189	$21,635
Total revenue	$34,072	$9,107	$59,189	$21,635

During the three and six months ended February 28, 2026, the Company generated 77% and 82%, respectively (2025 – 85% and 89%, respectively) of its revenue from one (2025 – one) customer totalling $26.1 million and $48.6 million, respectively (2025 – $7.7 million and $19.3 million, respectively).

Non-current assets	February 28, 2026	August 31, 2025
Canada	$109	$12
Tanzania	102,710	91,397
Total non-current assets	$102,819	$91,409

23.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at February 28, 2026 and August 31, 2025, these licenses remained in good standing and the Company is up to date on its license payments.

As at February 28, 2026, the Company had contractual commitments for capital expenditures of $1.8 million (August 31, 2025 - $2.2 million).

Contingencies:

On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.

20

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

24.	Non-cash items

	Six months ended February 28,
	2026	2025
Depreciation	$3,141	$1,515
Change in fair value of derivative financial instruments (Note 12)	30,521	(1,658)
Share-based compensation expense (Note 15)	1,080	1,513
Accretion of provision for reclamation	71	71
Deferred income tax expense (Note 8)	2,444	1,708
Accretion of lease liabilities (Note 10)	182	158
Deferred revenue (Note 9)	(3,495)	1,068
Accretion of deferred revenue (Note 9)	87	196
Foreign exchange (gain)/losses	(413)	72
Financing costs expensed (Note 5)	-	953
VAT impaired	-	20
Others	108	-
Total non-cash items	$33,726	$5,616

For the three and six months ended February 28, 2026, a decrease in amounts payable and accrued liabilities related to purchase of mineral property, plant and equipment was $0.8 million and $1.7 million (2025 – increase of $0.2 million and $0.3 million, respectively).

21